                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                       EAST TEXAS FINANCIAL SERVICES, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   27557 21 05
                                 (CUSIP Number)


                                January 29, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 7 Pages

                                  SCHEDULE 13G
CUSIP No. 27557 21 05

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Name: Larry Thomas Long

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a)  [X]
                                                                        (b)  [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
                                 5        SOLE VOTING POWER
                                          21,900
      NUMBER OF
        SHARES                   6        SHARED VOTING POWER
     BENEFICIALLY                         0
       OWNED BY
         EACH                    7        SOLE DISPOSITIVE POWER
      REPORTING                           21,900
        PERSON
         WITH                    8        SHARED DISPOSITIVE POWER
                                          0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,900

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         1.9%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

----------

(1) Based on 1,162,320 shares of Common Stock, $.01 par value per share, outstanding on December 6, 2000 as reported on the Company's Form 10-KSB filed on January 12, 2001.


                               Page 2 of 7 Pages

                                  SCHEDULE 13G
CUSIP No. 27557 21 05

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Name: East Texas Financial Corporation  75-1979756

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA (Texas)
                                 5        SOLE VOTING POWER
                                          49,975
      NUMBER OF
        SHARES                   6        SHARED VOTING POWER
     BENEFICIALLY                         0
       OWNED BY
         EACH                    7        SOLE DISPOSITIVE POWER
      REPORTING                           49,975
        PERSON
         WITH                    8        SHARED DISPOSITIVE POWER
                                          0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         49,975

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         4.3%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         CO



--------

(1) Based on 1,162,320 shares of Common Stock, $.01 par value per share, outstanding on December 6, 2000 as reported on the Company's Form 10-KSB filed on January 12, 2001.




                               Page 3 of 7 Pages
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ITEM 1.

         (a)   Name of Issuer: East Texas Financial Services, Inc.

         (b) Address of Issuer's Principal Executive Offices: 1200 South Beckham Avenue, Tyler, Texas 75701

ITEM 2.

         (a) Name of Persons Filing: East Texas Financial Corporation (the "Company") and Larry Thomas Long

         (b) Address of Principal Business Office: The principal address for both the Company and Larry Thomas Long is 301 East Main Street, Kilgore, Texas 75662

         (c) Citizenship: The Company is organized under the laws of Texas, and Larry Thomas Long is citizen of the USA residing in Texas.

         (d) Title of Class of Securities: Common Stock, $.01 par value per share

         (e)   CUSIP Number: 27557 21 05

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).





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ITEM 4.  OWNERSHIP

         Incorporated by reference to items (5)-(9) and (11) of the cover pages of this statement.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Exhibit A.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2001                East Texas Financial Corporation

                                       By: /s/ Dean Bingham
                                          --------------------------------------
                                           Dean Bingham, Vice President



                                       /s/ Larry Long
                                       -----------------------------------------





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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

   A                Explanation of Group Membership.

10.1 Joint Reporting Agreement dated as of February 13, 2000 by and between East Texas Financial Corporation and Larry
                    Thomas Long.





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